Mail Stop 6010
Via Facsimile and U.S. Mail

July 14, 2008

Mr. Christopher Naughton
Managing Director
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113, Australia

> **Re:** **Novogen Limited**
> **Form 20-F for fiscal year ended June 30, 2007**
> **File No. 0-29962**

Dear Mr. Naughton:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel Parker
Branch Chief